FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                QUARTERLY REPORT

                For the quarterly period ended September 30, 2003

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F |X|  Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes |_|  No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

                                Table of Contents
                               INFICON Holding AG

--------------------------------------------------------------------------------

Consolidated Balance Sheets...........................................................3
Consolidated Statements of Income.....................................................4
Consolidated Statements of Cash Flows.................................................5
Notes to condensed consolidated financial statements..................................6
Operating and Financial Review and Prospects.........................................18
Quantitative and Qualitative Disclosure of Market Risk...............................26
Signature............................................................................27
Statements Furnished Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.......28

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

                               INFICON Holding AG
                           Consolidated Balance Sheets
              (U.S. Dollars in thousands, except per share amounts)


                                                                               September 30,      December 31,
                                                                                   2003               2002
                                                                               -------------      ------------
Assets                                                                          (Unaudited)
Current assets:
     Cash and cash equivalents                                                 $     33,711       $     37,846
     Trade accounts receivable, net                                                  19,124             15,895
     Accounts receivable - affiliates                                                   571                417
     Inventories                                                                     20,760             19,880
     Deferred tax assets                                                              5,280              5,325
     Other current assets                                                             4,292              3,065
                                                                               ------------       ------------
Total current assets                                                                 83,738             82,428

Property, plant and equipment, net                                                   20,939             21,419
Intangibles, net                                                                      1,607                343
Deferred tax assets                                                                  37,975             35,664
Other assets                                                                          1,906              8,074
                                                                               ------------       ------------
Total assets                                                                   $    146,165       $    147,928
                                                                               ============       ============

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable                                                    $      6,328       $      5,736
     Accounts payable - affiliates                                                      286                172
     Accrued liabilities                                                             14,085              9,711
     Income taxes payable                                                               832              2,547
     Deferred tax liabilities                                                           578                466
                                                                               ------------       ------------
Total current liabilities                                                            22,109             18,632

Deferred tax liabilities                                                                686                696
Other liabilities                                                                     2,471              1,190
                                                                               ------------       ------------
Total liabilities                                                                    25,266             20,518

Stockholders' equity:
     Common stock (2,315,000 shares issued par value CHF 10 (U.S. $5.63)             13,033             13,033
     Additional paid-in capital                                                      94,024             94,024
     Notes receivable from officers                                                    (315)              (523)
     Retained earnings                                                                5,177             15,330
     Accumulated other comprehensive income                                           8,980              5,546
                                                                               ------------       ------------
Total stockholders' equity                                                          120,899            127,410
                                                                               ------------       ------------
Total liabilities and stockholders' equity                                     $    146,165       $    147,928
                                                                               ============       ============

See notes to condensed consolidated financial statements.


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

                               INFICON Holding AG
                        Consolidated Statements of Income
                                   (Unaudited)
              (U.S. Dollars in thousands, except per share amounts)

                                                                Three Months Ended              Nine Months Ended
                                                                   September 30,                   September 30,
                                                                2003            2002           2003           2002
                                                              -----------------------       ------------------------
Net sales                                                     $ 38,520       $ 33,617       $ 114,434       $ 96,951

Cost of sales                                                   21,394         18,796          64,560         54,257
                                                              -----------------------       ------------------------
Gross profit                                                    17,126         14,821          49,874         42,694

Research and development                                         5,022          4,281          15,409         11,829

Impairment of long lived assets (Note 13)                        7,370             --           7,370             --

Selling, general and administrative                             11,568          9,512          35,322         29,188
                                                              -----------------------       ------------------------
Operating income (loss) from continuing operations              (6,834)         1,028          (8,227)         1,677

Interest income, net                                               (12)          (161)           (147)          (372)
Other expense (income), net                                        (47)           145            (601)           109
                                                              -----------------------       ------------------------
Income (loss) before income taxes                               (6,775)         1,044          (7,479)         1,940

Provision (benefit) for income taxes                              (611)           217          (1,193)            10
                                                              -----------------------       ------------------------

Income (loss) from continuing operations                        (6,164)           827          (6,286)         1,930

Discontinued Operations (Note 6):
  Income (loss) from operations of discontinued Ultra
  Clean Operations (less applicable income tax provision
  (benefit) of $23 in Q3 2003 and $(186) YTD
  2003 and $(122) in Q3 2002 and $(274) YTD 2002)                  151           (815)         (1,244)        (1,833)

  (Loss) on disposal of Ultra Clean Operations (net of
  income tax benefit of $392)                                   (2,623)            --          (2,623)            --
                                                              -----------------------       ------------------------

(Loss) from discontinued operations                             (2,472)          (815)         (3,867)        (1,833)

Net income (loss)                                             $ (8,636)      $     12       $ (10,153)      $     97
                                                              =======================       ========================
Earnings (loss) per share:
Diluted:
Continuing operations                                         $  (2.66)      $   0.36       $   (2.72)      $   0.83
Discontinued operations                                          (1.07)         (0.35)          (1.67)         (0.79)
                                                              -----------------------       ------------------------
Total                                                         $  (3.73)      $   0.01       $   (4.39)      $   0.04
                                                              =======================       ========================

Basic:
Continuing operations                                         $  (2.66)      $   0.36       $   (2.72)      $   0.83
Discontinued operations                                          (1.07)         (0.35)          (1.67)         (0.79)
                                                              -----------------------       ------------------------
Total                                                         $  (3.73)      $   0.01       $   (4.39)      $   0.04
                                                              =======================       ========================

See notes to condensed consolidated financial statements.


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                               INFICON Holding AG
                      Consolidated Statements of Cash Flows
                                   (Unaudited)
                           (U.S. Dollars in thousands)

                                                                                  Nine Months Ended
                                                                                    September 30,
                                                                                 2003            2002
                                                                             ---------------------------
Cash flows from operating activities:
     Net income (loss)                                                       $  (10,153)      $       97
     Adjustments to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
         Depreciation and amortization                                            3,503            2,245
         Impairment of long-lived assets                                          7,370
         Deferred taxes                                                          (1,076)          (1,617)
         Changes in operating assets and liabilities:
           Trade accounts receivable                                             (2,293)             689
           Inventories                                                               34            2,659
           Other assets                                                             588             (151)
           Accounts payable                                                         (46)             461
           Accrued liabilities                                                       42              890
           Income taxes payable                                                  (1,943)           1,567
           Other liabilities                                                      1,275            1,706
                                                                             ---------------------------
Net cash provided by (used in) operating activities                              (2,699)           8,546

Cash flows from investing activities:
     Purchases of property, plant and equipment                                  (1,747)          (5,591)
     Loan to New Vision Systems                                                      --           (2,500)
     Purchase of Sentex Systems, Inc.                                            (1,500)              --
                                                                             ---------------------------
Net cash used in investing activities                                            (3,247)          (8,091)

Cash flows from financing activities:
     Payments on notes receivable from officers                                     208               --
                                                                             ---------------------------
Effect of exchange rate changes on cash and cash equivalents                      1,603            4,546
                                                                             ---------------------------
Increase (Decrease) in cash and cash equivalents                                 (4,135)           5,001
Cash and cash equivalents at beginning of period                                 37,846           33,788
                                                                             ---------------------------
Cash and cash equivalents at end of period                                   $   33,711       $   38,789
                                                                             ===========================

See notes to condensed consolidated financial statements.

Supplemental disclosure of non-cash investing activities:

In January 2003 the Company acquired New Vision Systems, and assumed net liabilities of $7,924 including the $5,890 note payable to INFICON Holding, see note 13.


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

                               INFICON Holding AG

              Notes to Condensed Consolidated Financial Statements

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. The Company also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air condition/refrigeration, emergency response and industrial hygiene markets. The Company's products include process knowledge and control instruments and software (formerly in situ analysis), leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and operations in the United States, Liechtenstein, Switzerland, Germany, Finland, Japan, United Kingdom, France, Korea, Singapore, Taiwan, China, and Hong Kong. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

Note 2--Basis of Presentation

      The accompanying interim financial statements as of September 30, 2003, for the three and nine months ended September 30, 2003 and 2002, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. While the quarterly financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three and nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

      The balance sheet as of December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2002.

Note 3--Critical Accounting Policies

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including, but not limited to, those related to revenue recognition, pension actuarial assumptions and methods, reserves for obsolescence and excess inventory, bad debt, warranty, goodwill and intangibles, and valuation allowances for deferred tax assets. Management bases its estimates and judgments on historical experience and on various other factors believed to be reasonable under the circumstances that form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following summarizes certain specific accounting policies:

Revenue Recognition - Revenue is recognized upon the transfer of title, which is generally upon shipment. When customer's acceptance is required, revenue is not recognized until the customer's acceptance is received. The Company accrues for anticipated returns and warranty costs upon shipment.

Goodwill and Intangible Assets - The Company reviews goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also reviews goodwill annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other intangibles are amortized over their estimated useful life. Intangible assets, such as purchased technology, are generally recorded in connection with the acquisition of a business. The value assigned to intangible assets is determined by or with assistance of an independent valuation firm based on estimates and judgment regarding expectations for the success and life cycle of products and technology acquired. If actual results differ significantly from the estimates, the Company may be required to record an impairment charge to write down the asset to its realizable value. In addition, SFAS No. 142 requires that goodwill be tested annually using a two-step process. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to compare the implied fair value of goodwill with its carrying amount to measure the impairment loss. A severe decline in fair value could result in an impairment charge to goodwill, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Bad Debt - The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make the required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranties - The accrual for the estimated cost of product warranties is provided for at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

Inventory - The reserve for estimated obsolescence or unmarketable inventory is equal to the difference between the cost of inventory and the estimated fair value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension Benefits - The pension benefit costs and credits are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected returns on plan assets. The Company considers current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension benefit costs or credits may occur in the future in addition to changes resulting from fluctuations in our related headcount and changes in the assumptions.

Deferred Tax Assets - As of September 30, 2003, the Company had net deferred tax assets of U.S.$42.0 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$42.0 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. For the three months ended September 30, 2003, the Company's evaluation of the recoverability of our deferred tax assets, in accordance with SFAS 109, showed that an increase to our valuation allowance for its deferred income tax assets was required. An additional valuation allowance of U.S.$1.1 million was recorded for the three months ended September 30, 2003. For the nine months ended September 30, 2003, and the year ended December 31, 2002, the Company has a valuation allowance for deferred taxes of approximately U.S.$4.1 million and U.S.$2.7 million, respectively. If the Company generates future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed and reported as income tax benefit in future periods.

Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of September 30, 2003 will be realized. The Company was able to support this conclusion based upon projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forwards relative to the United States.

In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog, industry projections as well as changes in our operations that will take place are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations will include:

      o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;

      o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);

      o Review R&D expenses between related parties to identify potential tax planning strategies that will maximize the Company's tax benefit;

      o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations. This could have a significant affect on our future results of operations and financial position.

Impairment of Long-Lived Assets - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002, and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," while retaining many of the requirements of SFAS No. 121. In accordance with SFAS No. 144, long-lived assets to be held and used by an entity are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying about of the asset, an impairment loss is recognized by reducing the recorded value to fair value. The pre-tax charge for impairment is included in operating income (loss) from continuing operations, net, on the consolidated statements of operations and totaled $7,370, $0, for the three and nine months ended September 30, 2003 and September 30, 2002, respectively.

Disposal of Long-Lived Assets/Discontinued Operations - SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was early adopted by the Company on January 1, 2002 and supersedes a portion of Accounting Principle Board (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business," relating to reporting the effects of disposal of a segment of a business, while retaining many of the requirements of this statement. Under SFAS No. 144, the definition of what constitutes a discontinued operation is broader, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:


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

         (U.S.$ in thousands, except per share amounts)

                                         Three months ended                    Nine months ended
                                            September 30                          September 30
                                         2003              2002                2003              2002
                                    ---------------------------------------------------------------------
Net income (loss), as reported      $     (8,636)      $         12       $    (10,153)      $         97
Less: Stock based compensation
expense, net of tax                       (1,373)              (861)            (4,095)            (2,417)
                                    ---------------------------------------------------------------------
Pro forma net loss                  $    (10,009)      $       (849)      $    (14,248)      $     (2,320)
                                    =====================================================================

Earnings per share:
Diluted - as reported               $      (3.73)      $       0.01       $      (4.39)      $       0.04
Diluted - pro forma                 $      (4.32)      $      (0.37)      $      (6.15)      $      (1.00)

Basic - as reported                 $      (3.73)      $       0.01       $      (4.39)      $       0.04
Basic - pro forma                   $      (4.32)      $      (0.37)      $      (6.15)      $      (1.00)

Note 4--Inventories

Inventories consist of the following (in thousands):

                                        September 30,    December 31,
                                             2003            2002
                                        -----------------------------
            Raw material                  $   15,842      $   14,950
            Work in process                    1,063           1,075
            Finished goods                     3,855           3,855
                                          --------------------------
                                          $   20,760      $   19,880
                                          ==========================

Note 5--Accrued Restructuring Costs

      During the fourth quarter of 2002, the Company recorded restructuring charges of U.S.$1,274 associated with a worldwide cost-reduction program in response to the continued reduced demand and slowdown in the semiconductor capital equipment industry. These charges related primarily to severance and fringe benefits for approximately 33 employees who either elected the voluntary severance program or were terminated. The affected employees were located in the United States and Liechtenstein and include manufacturing and non-manufacturing employees. Notification of termination and benefits were communicated to employees in the fourth quarter of 2002. The majority of the terminations occurred in 2002 and the balance of these terminations were completed by the end of the first quarter of 2003. As of December 31, 2002, a balance of U.S.$1,052 remained in the restructuring reserve included in accrued liabilities. As of September 30, 2003, the balance of U.S.$1,052 has been paid.

Note 6 - Discontinued Operations - Ultra Clean Processing

      For the three months ended September 30, 2003, the company recorded a loss from discontinued operations of U.S.$2.5 million related to the divestment of its ultra clean processing product line. The divestment is structured as a management buyout with the terms allowing the Company the potential to recoup a portion of the divestment costs over the next three years.

      The Company's decision to divest the ultra clean processing business unit was based upon its long-term strategy of focusing on the Company's core competencies in the front-end of the semiconductor manufacturing process. The divestment is expected to be completed by December 31, 2003. The ultra clean processing products service the semiconductor market and were reported under the semiconductor vacuum instrumentation segment.

      The balance sheet applicable to the ultra clean processing business, included in the consolidated balance sheet for the three months ended September 30, 2003, is as follows (thousands):

       Assets:
       Current assets                         $1,334
       Equipment                                 150
       Other assets                               70
                                              ------

       Total Assets                           $1,554
                                              ======
       Liabilities & Equity:
       Current liabilities                    $  809
       Other liabilities                          19

       Equity                                    726
                                              ------

       Total Liabilities & Equity             $1,554
                                              ======

Note 7--Warranty

Charges to warranty reserve during the first nine months of 2003 were as follows:

                                             Deduct:
          Balance at      Add: Charges   Charges against         Balance at
      December 31, 2002    to Reserve        Reserve         September 30, 2003
      -----------------    ----------        -------         ------------------

          $   2,246         $  1,317       $    1,076             $   2,487

Note 8--Derivative Financial Instruments

      On January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 ("SFAS 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not determined to be hedges must be recorded at fair value through earnings. The cumulative after tax effect for the unrealized gains on foreign currency hedges recorded in accumulated other comprehensive income was U.S.$59 thousand and U.S.$15 thousand as of September 30, 2003 and December 31, 2002, respectively.

      The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow and fair value hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. The primary currencies in which the Company has exposure are the Euro, Swiss franc and Japanese yen. This exposure arises in certain locations from intercompany purchases of inventory in foreign currency for resale in local currency.

      The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The Company records all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as cash flow and fair value hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The Company did not have any significant gains or losses from ineffective hedges for the three and nine months ended September 30, 2003 and September 30, 2002.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS 149, which was effective for contracts entered into or modified after June 30, 2003, did not have a material effect on the Company's financial condition or results of operations.

Note 9--Recent Accounting Pronouncements

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) which uses the intrinsic value method in accounting for compensation expense under the stock option and purchase plans. Under the intrinsic value method, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date. APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The summarization of this statement is addressed in Note 8.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for all financial instruments at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

      In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from others parties. FIN No. 46 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly evidenced by a guarantee arrangement or other commitment to provide financial support) in a "variable interest entity" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statements with its own. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective for all variable interest entities created prior to that date beginning January 1, 2004. The adoption of FIN No. 46 did not have a material impact on the Company's financial position or results of operations.

      This Interpretation does not apply to certain guarantee contracts: guarantees issued by insurance and reinsurance companies and accounted for under accounting principles for those companies, residual value guarantees provided by lessees in capital leases, contingent rents, vendor rebates, and guarantees whose existence prevents the guarantor from recognizing a sale or the earnings from a sale. Furthermore, the provisions related to recognizing a liability at inception for the fair value of the guarantor's obligation do not apply to the following:

      a.    Product warranties

      b.    Guarantees that are accounted for as derivatives

      c. Guarantees that represent contingent consideration in a business combination

      d. Guarantees for which the guarantor's obligations would be reported as an equity item (rather than a liability)

      e. An original lessee's guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring

      f. Guarantees issued between either parents and their subsidiaries or corporations under common control

      g. A parent's guarantee of a subsidiary's debt to a third party, and a subsidiary's guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent.

However, the guarantees described in (a)-(g) above are subject to the disclosure requirements of this Interpretation.

      The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002.

Note 10--Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the total change in stockholders' equity during the period other than from transactions with stockholders. For the Company, comprehensive income (loss) consists of net income plus the net change in accumulated other comprehensive income (loss), an element of stockholders' equity. Accumulated other comprehensive income (loss) consists of the net change in the accumulated foreign currency translation adjustment account and the net change in unrealized gains and losses in hedging activity.

      The Company's comprehensive income (loss) for the three and nine months ended September 30, 2003 was:

                                                                Three Months Ended                     Nine Months Ended
                                                         September 30,      September 30,      September 30,     September 30,
Thousands of dollars                                         2003               2002                2003              2002
                                                         ---------------------------------------------------------------------
Net income (loss)                                        $     (8,636)      $         12       $    (10,153)      $         97
   Other Comprehensive Income (Loss) net of
   tax:
       Net foreign currency translation adjustments             1,477               (574)             3,390              6,771
       Unrealized gain on foreign currency hedges                 100                 51                 44                176
                                                         ---------------------------------------------------------------------
       Other Comprehensive Income                               1,577               (523)             3,434              3,434
                                                         ---------------------------------------------------------------------

Balance at September 30, 2003                            $     (7,059)      $       (511)      $     (6,719)      $      7,044
                                                         =====================================================================

Note 11-Segment Information

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and advanced process control software for the semiconductor and related industries with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide.

INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes one product line: process knowledge and control instruments and software (formerly in situ analysis). The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes three major product lines: leak detection, vacuum measurement and components, and instrumentation for environmental health and safety. These products are used in numerous markets including air conditioning, refrigeration, automotive, emergency response, industrial hygiene and semiconductor manufacturing.

      Information on the Company's business segments on a continuing operations basis was as follows (in thousands):

                                                          Three Months Ended                 Nine Months Ended
                                                             September 30,                      September 30,
                                                         2003             2002               2003              2002
                                                     -----------------------------       -----------------------------
Net Sales:
Semiconductor vacuum instrumentation                 $     8,534       $     9,099       $    27,677       $    22,691
General vacuum instrumentation                            29,986            24,518            86,757            74,260
                                                     -----------------------------       -----------------------------
Total net sales                                      $    38,520       $    33,617       $   114,434       $    96,951
                                                     =============================       =============================
Gross profit:
Semiconductor vacuum instrumentation                 $     4,102       $     5,020       $    12,616       $    11,265
General vacuum instrumentation                            13,024             9,801            37,258            31,429
                                                     -----------------------------       -----------------------------
Total gross profit                                   $    17,126       $    14,821       $    49,874       $    42,694
                                                     =============================       =============================
(Loss) before interest and taxes:
Semiconductor vacuum instrumentation                 $    (9,496)      $       (58)      $   (14,194)      $    (3,864)
General vacuum instrumentation                             2,709               941             6,568             5,432
                                                     -----------------------------       -----------------------------
Total earnings (loss) before interest and taxes      $    (6,787)      $       883       $    (7,626)      $     1,568
                                                     =============================       =============================

Depreciation and amortization:
Semiconductor vacuum instrumentation                 $     8,024       $       298       $     9,130       $       846
General vacuum instrumentation                               587               328             1,552             1,364
                                                     -----------------------------       -----------------------------
Total depreciation and amortization                  $     8,611       $       626       $    10,682       $     2,210
                                                     =============================       =============================

Capital expenditures:
Semiconductor vacuum instrumentation                 $        64       $        38       $     1,148       $     1,353
General vacuum instrumentation                               393             1,080             2,095             4,135
                                                     -----------------------------       -----------------------------
Total capital expenditures                           $       457       $     1,118       $     3,243       $     5,488
                                                     =============================       =============================

Sales by geographic location:(1)
United States                                        $    15,752       $    11,782       $    42,351       $    35,675
Europe                                                    16,871            16,242            50,732            45,056
Asia                                                       5,897             5,593            21,351            16,220
                                                     -----------------------------       -----------------------------
Total sales                                          $    38,520       $    33,617       $   114,434       $    96,951
                                                     =============================       =============================

                                                   September 30,    December 31,
                                                        2003           2002
                                                   -----------------------------
Total assets:
Semiconductor vacuum instrumentation                $   59,671      $   52,796
General vacuum instrumentation                          86,494          95,132
                                                    --------------------------
Total assets                                        $  146,165      $  147,928
                                                    ==========================

                                                   September 30,    December 31,
                                                        2003           2002
                                                   -----------------------------

Long-lived assets (2):
Semiconductor vacuum instrumentation                $    9,202      $   14,313
General vacuum instrumentation                          15,250          15,523
                                                    --------------------------
Total long-lived assets                             $   24,452      $   29,836
                                                    ==========================

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location

(2)   Long-lived assets excludes deferred taxes

Note 12--Net Earnings (Loss) Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share and per share amounts):

                                                                   Three Months Ended                  Nine months Ended
                                                                      September 30,                       September 30,
                                                                2003               2002               2003                2002
                                                           ---------------------------------      ---------------------------------
Numerator:
Numerator for basic and diluted earnings per share:
    Income (loss) from continuing operations               $      (6,164)      $         827      $      (6,286)      $       1,930
    (Loss) from discontinued operations                           (2,472)               (815)            (3,867)             (1,833)
                                                           ------------------------------------------------------------------------
   Net income (loss)                                       $      (8,636)      $          12      $     (10,153)      $          97

Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding

Basic shares                                                   2,315,000           2,315,000          2,315,000           2,315,000
Diluted shares                                                 2,315,000           2,315,000          2,315,000           2,315,000

Earnings (loss) per share:
     Diluted
         Continuing Operations                             $       (2.66)      $        0.36      $       (2.72)      $        0.83
         Discontinued Operations                                   (1.07)              (0.35)             (1.67)              (0.79)
                                                           ------------------------------------------------------------------------
         Total                                             $       (3.73)      $        0.01      $       (4.39)      $        0.04
                                                           ========================================================================
     Basic
         Continuing Operations                             $       (2.66)      $        0.36      $       (2.72)      $        0.83
         Discontinued Operations                                   (1.07)              (0.35)             (1.67)              (0.79)
                                                           ------------------------------------------------------------------------
         Total                                             $       (3.73)      $        0.01      $       (4.39)      $        0.04
                                                           ========================================================================

      As of September 30, 2003, the number of antidilutive potential common shares that could dilute earnings per share in the future were 189,509.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123 (SFAS 123)," which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 will enable companies that choose to adopt the preferable fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption, and to make available to investors better and more frequent disclosure about the cost of employee stock options. We will continue to apply the disclosure only provisions of both SFAS 123 and SFAS 148.

Note 13--Acquisition of New Vision Systems (thousands)

      In January 2003, the Company acquired 100% of the stock of a privately-held company, New Vision Systems, a leader in advanced process control
(APC) for patterning processes in semiconductor manufacturing pursuant to an Agreement and Plan of Merger which closed on January 3. The acquisition of New Vision Systems helps expand the Company's reach in the semiconductor fab industry by extending its range of process capability in the advanced process control (APC) market to include photolithography. Photolithography, fundamental to creating the pattern of integrated circuits (IC) on a semiconductor wafer, is the most challenging and strategically important process in manufacturing semiconductor devices. New Vision Systems develops and deploys a full suite of process control software compatible with tools from all major photolithography and metrology equipment suppliers. These products improve equipment productivity and chip yield in semiconductor fabrication. As of December 31, 2002, New Vision Systems had an outstanding note payable to INFICON of U.S.$5.9 million. The note receivable is recorded in other assets for the Company's December 31, 2002 financial report since the results of operations for New Vision Systems were not part of the Company's consolidated financial statements until January 2003.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations for New Vision Systems have been included in the Company's consolidated financial statements for the nine and three months ended September 30, 2003 since the date of acquisition.

      An independent valuation of the assets acquired and liabilities assumed from the purchase of New Vision Systems was completed during the first quarter of 2003. The following table summarizes the estimated fair values of those assets and liabilities.

        Liabilities assumed:
        Current liabilities                            $4,047
        Long-term debt (intercompany)                   5,890
                                                       ------

        Total liabilities assumed                      $9,937
                                                       ------

        Less  Tangible assets acquired:
        Current assets                                 $  693
        Leases, licenses, furniture and equipment         365
        Other assets                                      955
                                                       ------
        Total assets acquired                          $2,013
                                                       ------

llocation of excess liabilities over assets:
        Goodwill                                       $4,342
        Intangibles                                     3,582
                                                       ------

        Total                                          $7,924
                                                       ======

      The acquired intangible assets, at the time of acquisition, were determined to have a weighted-average useful life of approximately 9 years. The intangible assets that made up the intangible asset balance, on the opening balance sheet for New Vision Systems, included completed technology of U.S.$2,660 (10 year useful life), trade names of U.S.$382 (10 year useful life), certain agreements of U.S.$220 (5 year useful life) and order backlog of U.S.$320 (1 year useful life).

      As consideration for the stock of New Vision Systems, the Company assumed liabilities in excess of assets, and entered into a contingent "Earn Out" agreement through 2004 with the stockholders of New Vision Systems, not to exceed $27 million, payable in a combination of the Company's ADSs, valued at the current market price when payable, and cash, based on specific sales targets of New Vision Systems in calendar years 2003 and 2004. To date, no amounts have been recorded for the contingent purchase price.

      In the third quarter of 2003, due to lower than expected financial performance for New Vision Systems, and in conjunction with its annual test of goodwill an impairment test of intangible assets was performed and the Company recorded a one-time impairment charge of U.S.$7,370 to write down the long-lived assets associated with New Vision systems. The impairment charge was allocated as follows:

      Goodwill                             $4,342
      Intangibles                           2,635
      PP&E                                    393
                                           ------

      Total                                $7,370
                                           ======

      As of September 30, 2003, the goodwill and intangible asset balances, after amortization of U.S.$504 and impairment of U.S.$7,370, were U.S.$0 and U.S.$443, respectively.

Pro forma results of operations:

      The following unaudited pro forma information summarizes the Company's consolidated results of operations as if New Vision Systems acquisition had taken place at the beginning of 2002:

                                        Three months ended                 Nine months ended
                                           September 30                      September 30
                                      2003              2002             2003               2002
                                  -----------------------------------------------------------------
Net Sales                         $    38,520       $    34,312       $   114,434       $    99,036

Net (Loss)                        $    (8,636)      $    (1,926)      $   (10,153)      $    (5,717)
                                  =================================================================

Diluted net (loss) per share      $     (3.73)      $     (0.83)      $     (4.39)      $     (2.47)

Basic net (loss) per share        $     (3.73)      $     (0.83)      $     (4.39)      $     (2.47)

      The pro forma net (loss) and earnings per share for 2002 were pro-rated based on 2002 annual results. The pro forma results for 2002 are not necessarily indicative of the results that would have occurred had the acquisition been in effect during 2002.

Note 14--Acquisition of Sentex Systems Inc. (thousands)

      In May 2003, the Company acquired 100% of the assets and assumed certain liabilities of a privately-held company, Sentex Systems Inc. Sentex Systems, founded in 1980, supplies sophisticated monitoring and analysis instruments using gas chromatography (GC) technology to detect volatile organic compounds
(VOCs) for industrial and environmental monitoring, testing, and security. Sentex product lines include continuous, on-line water monitors for applications such as factory discharge water or water security, air monitors for spot analysis or continuous on-site monitoring and explosives detectors for building and site security and protection. Sentex products complement the

HAPSITE fully portable chemical identification systems (gas chromatograph/mass spectrometer or GC/MS technology) used for fast on-scene detection and analysis of chemical agents and toxic materials in air, soil and water. The financial results for Sentex products are reported under the general vacuum instrumentation segment.

      The transaction was accounted for under the purchase method of accounting for business combinations, and the results of operations have been included in the Company's consolidated financial statements for the three and nine months ended September 30, 2003 since the date of acquisition.

      A valuation of the assets and certain liabilities acquired from the purchase of Sentex Systems Inc. was prepared by the Company. The following table summarizes the estimated fair values of those assets and liabilities.

        Purchase price                                    $ 1,500
                                                          =======

        Tangible assets acquired:
        Current assets                                    $   354
        Equipment                                              30
        Other assets                                            5
                                                          -------

        Total assets acquired                             $   389
                                                          -------

        Less: Liabilities assumed
        Current liabilities                               $   (89)

Allocation of excess purchase price over net assets:
        Intangibles                                       $ 1,200

      The acquired intangible asset has a useful life of 10 years. The intangible asset balance is comprised of completed technology of U.S.$1,200 (10 year useful life).

Pro forma results of operations:

      The following unaudited pro forma information summarizes the Company's consolidated results of operations as if Sentex Systems acquisition had taken place at the beginning of 2002

                                        Three months ended                 Nine months ended
                                           September 30                      September 30
                                       2003             2002             2003              2002
                                  ----------------------------------------------------------------
Net Sales                         $    38,520       $    33,870      $   114,900       $    97,711

Net (Loss)                        $    (8,636)      $        60      $   (10,105)      $       241
                                  ================================================================

Diluted net (loss) per share      $     (3.73)      $      0.03      $     (4.37)      $      0.10

Basic net (loss) per share        $     (3.73)      $      0.03      $     (4.37)      $      0.10

Note 15--Reclassification

      Certain reclassifications have been made to prior years' financial statements to conform to the 2003 presentation.

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward - Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity", "potential" or "guidance". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

      As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "the Company", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. The Company's products include process knowledge and control instruments and software (formerly in situ analysis), leak detectors, vacuum measurement and component products and field-portable gas chromatograph/mass spectrometer instruments (instrumentation for environmental health and safety). INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Semiconductor Industry

      The semiconductor industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries could continue to have a negative effect on our financial performance for the remainder of this year.

Deferred Tax Assets

      Deferred Tax Assets - As of September 30, 2003, the Company had net deferred tax assets of U.S.$42.0 million reflecting tax credit and loss carry forwards, basis differences primarily from intangible assets, and other deductions available to reduce taxable income in future years. A majority of the net deferred tax assets balance of U.S.$42.0 million resides in the United States. In assessing the realization of the Company's deferred tax assets, we consider whether it is more likely than not the deferred tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon our ability to generate future taxable income, including the implementation of tax planning strategies, during the periods in which our basis differences and other deductions become deductible and prior to the expiration of our net operating loss carry forwards. On a quarterly basis, the Company evaluates the recoverability of its deferred tax assets based upon historical results and forecasted results over future years and matches this forecast against the basis differences, deductions available in future years and the limitations allowed for net operating loss carry forwards to ensure there is adequate support for the realization of the deferred tax assets. While we have considered future operating results, in conjunction with ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged as a reduction to income in the period such determination was made. Likewise, should we determine that we would be able to realize future deferred tax assets in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. For the three months ended September 30, 2003, the Company's evaluation of the recoverability of our deferred tax assets, in accordance with SFAS 109, showed that an increase to our valuation allowance for its deferred income tax assets was required. An additional valuation allowance of U.S.$1.1 million was recorded for the three months ended September 30, 2003. For the nine months ended September 30, 2003, and the year ended December 31, 2002, the Company has a valuation allowance for deferred taxes of approximately U.S.$4.1 million and U.S.$2.7 million, respectively. If the Company generates future taxable income against which these tax attributes may be applied, some portion or all of the valuation allowance would be reversed and reported as income tax benefit in future periods.

      Although realization is not assured, the Company believes it is more likely than not the net deferred tax asset balance as of September 30, 2003 will be realized. The Company was able to support this conclusion based upon projections of future operating results and tax planning strategies that support the realization of the deferred tax assets, and other positive and negative evidence. Differences between forecasted and actual future operating results could adversely impact our ability to realize our deferred income tax assets; however, differences between forecasted and actual future operating results are continually monitored to ensure the Company has adequate support for the realization of the deferred tax assets. The Company analysis supporting the realization of the deferred tax assets places careful consideration on the net operating loss carry forwards relative to the United States.

      In recent years, the Company's U.S. operations have experienced losses before income taxes for financial and tax reporting purposes; however, we believe improvements in the order backlog, industry projections as well as changes in our operations that will take place are sufficient to generate the minimum amounts of taxable income to utilize our net operating loss carry forwards prior to their expiration. The changes in the Company's operations will include:

      o Various cost saving and restructuring initiatives to reduce manufacturing and overhead costs;

      o Capitalization of the intercompany debt arrangement between INFICON Inc. (US location) and INFICON GmbH (Switzerland);

      o Review R&D expenses between related parties to identify potential tax planning strategies that will maximize the Company's tax benefit;

      o Other changes in an effort to increase the efficiency and effectiveness of our business operations.

      The Company believes it is more likely than not it will be able to generate sufficient taxable income in the United States to absorb its net operating loss carry forwards, which begin to expire in 2021, although there can be no assurances. If the Company's expectations for future operating results are not met due to general economic conditions or other factors, the Company may need to establish additional valuation allowances for all or a portion of its deferred tax assets primarily relating to its U.S. operations

Results of Operations for the Three Months Ended September 30, 2003 and 2002

      Net Sales

      Net sales increased 14.6% to U.S.$38.5 million for the three months ended September 30, 2003 from U.S.$33.6 million for the three months ended September 30, 2002. This increase is primarily due to favorable changes in exchange rates relative to the US dollar and higher sales within our general vacuum instrumentation segment.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 6.2% to U.S.$8.5 million for the three months ended September 30, 2003 from U.S.$9.1 million for the three months ended September 30, 2002. This decrease resulted from lower demand for process knowledge and control instruments and software (formerly in situ analysis) from semiconductor manufacturers in the United States and Asia. This decrease was partially offset by revenue associated with the acquisition of New Vision Systems in January 2003, in addition to favorable changes in foreign exchange rates relative to the U.S. dollar.

      General Vacuum Instrumentation Segment. Net sales increased by 22.3% to U.S.$30.0 million for the three months ended September 30, 2003 from U.S.$24.5 million for the three months ended September 30, 2002. This is mainly the result of favorable changes in foreign exchange rates relative to the U.S. dollar and improved demand for the Environmental Health & Safety product line. This increase was partially offset by a lower demand for our leak detection products by RAC manufacturing customers.

      Gross Profit

      Gross profit increased by 15.6% to U.S.$17.1 million or 44.5% of net sales for the three months ended September 30, 2003 from U.S.$14.8 million or 44.1% of net sales for the three months ended September 30, 2002. The increase in gross profit percentage is primarily due to favorable absorption of fixed manufacturing costs for the Environmental Health & Safety product line. This increase was partially offset by an under absorption of fixed costs for the semiconductor lithography software product line.

      Research and Development

      Research and development costs increased by 17.3% to U.S.$5.0 million, or 13.0% of net sales, for the three months ended September 30, 2003 from U.S.$4.3 million, or 12.7% of net sales, for the three months ended September 30, 2002. This increase was driven primarily by the addition of research and development expenses related to the acquisition of New Vision Systems in January 2003 and changes in foreign exchange rates relative to the U.S. dollar. This increase was partially offset by a decrease in R&D expenses related to vacuum control products.

      Impairment of Long-Lived Assets

      An impairment charge of U.S.$7.4 million related to the write-down of long-lived assets in our patterning solutions product line was recorded for the three months ended September 30, 2003.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 21.6% to U.S.$11.6 million, or 30.0% of net sales, for the three months ended September 30, 2003 from U.S.$9.5 million, or 28.3% of net sales, for the three months ended September 30, 2002. This increase is the result of additional costs following the acquisition of New Vision Systems in January 2003, changes in foreign exchange rates relative to the U.S. dollar, coupled with increased costs related to the Environmental Health & Safety product line.

      Income (Loss) from Continuing Operations

      For the reasons stated above, the income (loss) from operations was U.S.($6.8) million, or (17.6%) of net sales, for the three months ended September 30, 2003 from U.S.$1.0 million, or 3.1% of net sales, for the three months ended September 30, 2002.

      Other Expense (Income)

      Other income was U.S.($47) thousand, or 0.1% of net sales, for the three months ended September 30, 2003 as compared to other expense of U.S.$145 thousand, or 0.4% of net sales, for the three months ended September 30, 2002. The increase in other income is primarily the result of foreign currency gains recognized during the three months ended September 30, 2003.

      Provision (Benefit) for Income Taxes

      The income tax benefit was U.S.($0.6) million, or 9.0% of loss from continuing operations before taxes for the three months ended September 30, 2003 versus an income tax provision of U.S.$0.2 million, or 20.8% of income before taxes, for the three months ended September 30, 2002. The increase in income tax benefit resulted from a taxable loss of U.S.$6.8 million versus taxable income of U.S.$1.0 million for the three months ended September 30, 2003 and 2002, respectively. This tax benefit was partially offset by a U.S.$1.1 million valuation allowance for a deferred tax asset. The effective tax rate has changed due to a change in the earnings mix among tax jurisdictions.

      Discontinued Operations

      For the three months ended September 30, 2003, the Company recorded a loss from discontinued operations of U.S.$2.5 million related to the divestment of its ultra clean processing product line. The divestment is structured as a management buyout.

      Net Income (Loss)

      For the reasons stated above, net loss was U.S.($8.6) million, or (22.4%) of net sales, for the three months ended September 30, 2003 from a net income of U.S.$12 thousand, or 0.04% of net sales, for the three months ended September 30, 2002.

Results of Operations for the Nine months Ended September 30, 2003 and 2002

      Net Sales

      Net sales increased 18.0% to U.S.$114.4 million for the nine months ended September 30, 2003 from U.S.$97.0 million for the nine months ended September 30, 2002. This increase is primarily due to favorable changes in exchange rates relative to the US dollar and higher sales within our semiconductor vacuum and general vacuum instrumentation segments.

      Semiconductor Vacuum Instrumentation Segment. Net sales increased by 22.0% to U.S.$27.7 million for the nine months ended September 30, 2003 from U.S.$22.7 million for the nine months ended September 30, 2002. This increase resulted from improved demand for process knowledge and control instruments and software (formerly in situ analysis) from semiconductor manufacturers in the United States and Asia, primarily the result of a large sale to Samsung Electronics Co. Ltd as well as additional revenue following the acquisition of New Vision Systems in January 2003, in addition to favorable changes in foreign exchange rates relative to the U.S. dollar.

      General Vacuum Instrumentation Segment. Net sales increased by 16.8% to U.S.$86.8 million for the nine months ended September 30, 2003 from U.S.$74.3 million for the nine months ended September 30, 2002. This is mainly the result of higher Environmental Health & Safety product sales from the U.S. military and homeland defense agencies coupled with favorable changes in foreign exchange rates relative to the U.S. dollar.

      Gross Profit

      Gross profit increased by 16.8% to U.S.$49.9 million or 43.6% of net sales for the nine months ended September 30, 2003 from U.S.$42.7 million or 44.0% of net sales for the nine months ended September 30, 2002. The decrease in gross profit percentage is primarily due to changes in foreign exchange rates relative to the U.S. dollar coupled with an under absorption of fixed manufacturing costs for the semiconductor lithography software product. This decrease was partially offset by the favorable absorption of fixed costs for the Environmental Health & Safety product line.

      Research and Development

      Research and development costs increased by 30.3% to U.S.$15.4 million, or 13.5% of net sales, for the nine months ended September 30, 2003 from U.S.$11.8 million, or 12.2% of net sales, for the nine months ended September 30, 2002. This increase was driven primarily by the addition of research and development expenses following the acquisition of New Vision Systems in January 2003 and changes in foreign exchange rates relative to the U.S. dollar. This increase was partially offset by a decrease in R&D expenses related to the vacuum control product line.

      Impairment of Long-Lived Assets

      A one-time impairment charge of U.S.$7.4 million related to the write-down of long-lived assets in our patterning solutions product line was recorded for the nine months ended September 30,2003.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 21.0% to U.S.$35.3 million, or 30.9% of net sales, for the nine months ended September 30, 2003 from U.S.$29.2 million, or 30.1% of net sales, for the nine months ended September 30, 2002. This increase is the result of additional costs following the acquisition of New Vision Systems in January 2003, changes in foreign exchange rates relative to the U.S. dollar, coupled with increased pension expenses, increased costs related to the Environmental Health & Safety product line.

      Income (Loss) from Continuing Operations

      For the reasons stated above, the (loss) from operations increased to U.S.($7.5) million, or (6.5%) of net sales, for the nine months ended September 30, 2003 from income of U.S.$1.9 million, or 2.0% of net sales, for the nine months ended September 30, 2002.

      Other Expense (Income)

      Other income was U.S.($0.6) million, or 0.5% of net sales, for the nine months ended September 30, 2003 as compared to other expense of U.S.$0.1 million, or 0.1% of net sales, for the nine months ended September 30, 2002. The increase in other income is primarily the result of foreign currency gains recognized during the nine months ended September 30, 2003.

      Provision (Benefit) for Income Taxes

      The income tax benefit was U.S($1.2) million, or 16.0% of loss before taxes for the nine months ended September 30, 2003 versus an income tax provision of U.S.$10 thousand, or 0.5% of income before taxes, for the nine months ended September 30, 2002. The increase in income tax benefit resulted primarily from a taxable loss of U.S.($7.5) million versus taxable income of U.S.$1.9 million for the nine months ended September 30, 2003 and 2002, respectively. This tax benefit was partially offset by a U.S.$1.1 million valuation allowance for a deferred tax asset. The effective tax rate has changed due to a change in the earnings mix among tax jurisdictions.

      Discontinued Operations

      For the nine months ended September 30, 2003, the Company recorded a loss from discontinued operations of U.S.$3.9 million compared to a loss of U.S.$1.8 million last year. This increase is primarily the result of a loss on the divestment of the ultra clean processing product line. The divestment is structured as a management buyout.

      Net Income(loss)

      For the reasons stated above, a net loss of U.S.($10.2) million, or 8.9% of net sales, was recognized for the nine months ended September 30, 2003 versus a net income of U.S.$0.1 million, or 0.1% of net sales, for the nine months ended September 30, 2002.

      Accrued Liabilities

      The accrued liabilities increased to U.S.$14.1 million for the three months ended September 30, 2003 versus U.S.$9.7 million for the year ended December 31, 2002. The increase relates primarily to the accrued liabilities assumed from the acquisition of New Vision Systems in January 2003, higher foreign currency rates versus the U.S. dollar, in addition to higher accruals associated with pension costs, bonus and commission expenses, the timing of sales taxes payments and accruals for the discontinued operations of the ultra clean processing product line.

Liquidity and Capital Resources

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations and accumulated cash balances. Cash provided by (used in) operating activities was U.S.($2.7) million and U.S.$8.5 million for the nine months ended September 30, 2003 and 2002, respectively. In 2003, cash used in operating activities of U.S.$(2.7) million consisted of a net loss of U.S.($10.2) million, depreciation and amortization and impairment of U.S.$10.9 million, a net increase in deferred taxes of U.S.$1.1 million, and a net increase in working capital of U.S.$2.3 million. In 2002, cash provided by operating activities of U.S.$8.5 million consisted of net income of U.S.$0.1 million, depreciation and amortization of U.S.$2.2 million, a net increase in deferred taxes of U.S.$1.6 million, and a net decrease in working capital of U.S.$7.8 million.

      Working capital was U.S.$61.6 million as of September 30, 2003, compared to U.S.$63.8 million as of December 31, 2002. The decrease was due to decreases in cash of U.S.$4.1 million and deferred taxes of U.S.$0.2 million, increases in accounts payable of U.S.$0.7 million and accrued liabilities of U.S.$4.4 million. This was offset by increases in accounts receivable of U.S.$3.4 million, inventories of U.S.$0.9 million, other current assets of U.S.$1.2 million and a decrease in income taxes payable of U.S.$1.7.

      Cash used in investing activities was U.S.$3.2 million and U.S.$8.1 million for the nine months ended September 30, 2003 and 2002, respectively, primarily for the purchase of property and equipment in each period in addition to the purchase of Sentex Systems, Inc. for U.S.$1.5 million, in May 2003 and a U.S.$2.5 million loan to New Vision Systems coupled with the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein in 2002.

      Credit facilities

      The Company entered into a U.S.$30.0 million working capital financing arrangement with Credit Suisse on November 23, 2000. The financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of twelve months, bid/advance payment/performance bonds, issuance of letters of credit, or as margin coverage for foreign exchange forward transactions. The working capital financing was automatically extended for one year on November 23, 2002. The Company has U.S.$0 outstanding under the financing arrangement as of September 30, 2003.

      On September 30, 2001, the Company entered into a working capital financing arrangement with Dresdner Bank in the amount of EUR 5.1 million (approximately U.S.$5.3 million). The financing arrangement can be either in the form of a current account overdraft facility or fixed advances. The interest rate for the overdraft facility is EURIBOR plus 0.95%. The working capital financing arrangement was extended for one year on July 31, 2003. The Company has U.S.$0 outstanding under the financing arrangement as of September 30, 2003.

      Additionally, the Company entered into two revolving credit facilities with HypoVereinsbank on February 28, 2001. The credit facilities include a HKD
5.5 million (approximately U.S.$0.7 million) working capital financing arrangement and a HKD 9.25 million (approximately U.S.$1.2 million) margin coverage arrangement for foreign exchange forward transactions. The working capital financing arrangement can be either in the form of a current account overdraft facility, fixed advances with a maximum maturity of nine months, short term trust receipt financing, issuance of letters of credit, or issuance of bank guarantees. The working capital financing arrangement expires on March 31, 2005 and has an option for extension. The Company has U.S.$0 million outstanding under the financing arrangement as of September 30, 2003.

      We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our financing arrangements and credit facilities will continue to be sufficient to satisfy our working capital and capital expenditure requirements.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are collateralized by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second, lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made.

The balances of the loans payable to us are offset against the value of the shares on our balance sheet. As of September 30, 2003, there is an outstanding balance on the loans of U.S.$0.3 million.

      Risks Relating to Our Business and Financial Results

      Provided below is a summarization of the risks and uncertainties that are important for you to consider in evaluating historical and future results of the Company. A detailed explanation of risk factors is also provided in our annual report on form 20-F for the year ended December 31, 2002. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business may also impair our business operations. If any of these risks or uncertainties actually occur, our business, financial condition and operating results will likely be affected.

      > Downturns in the semiconductor chip manufacturing industry have historically, and may have in the future, a material adverse effect on our sales and profitability. We cannot assure you that:

            >     the semiconductor chip manufacturing industry will improve;

            > the downturn in the semiconductor industry will not continue to be severe or prolonged; or

            > any recovery will result in increased demand for capital equipment by the semiconductor chip manufacturing industry;

      > The loss of sales to our major customers would likely have a material adverse effect on the Company;

      > Some of our customers compete, or may in the future compete, with Unaxis, and to the extent that we are perceived to be controlled by, or under common control with Unaxis, we may lose their business;

      > Our future growth and competitiveness depends upon our ability to develop new and enhanced products for industries we target and to adapt rapidly to changing technologies. We cannot assure you that we will be successful in our product development efforts or that our new products will gain general market acceptance;

      > Changes or developments in the semiconductor industry could cause shifts in our infrastructure and increase the competition for our products;

      > The markets for our products are highly competitive. This competition may cause us to reduce prices and may result in decreases in market share of our products;

      > Our failure to protect our proprietary technology relating to vacuum instrumentation may significantly impair our competitive position, which could result in a loss of revenues and profits;

      > There may be additional costs associated with the divestiture of the ultra clean processing business;

      > Our inability to convince OEMs to use our products in their manufacturing systems could weaken our competitive position;

      > We must compete intensively to attract and retain key technical personnel to help maintain our current level of success and to support our future growth;

      > Our ability to expand our manufacturing capacity may be limited by our suppliers' ability to meet our requirements;

      > We have significant international sales to customers outside the United States. A reduction in demand for our products resulting from economic downturns in one or more of the markets we serve may have a material adverse effect on our sales and profitability;

      > Unfavorable exchange rate fluctuations may harm our results of operations;

      > We must make expenditures to comply with environmental laws and regulations relating to the production of our vacuum instrumentation products;

      > The effect of terrorist attacks or threats on the general economy could decrease our revenues;

      >     Future acquisitions could adversely affect our business;

      >     Benefits from the net deferred tax asset may not be realized (see
            Note 3, Critical Accounting Policies and Operating and Financial Review and Prospects sections on Deferred Tax Assets for additional discussion);

      > Financial performance for patterning solutions product line does not show improved financial performance;

      >     Risk of impairment of intangible assets.

      During the fourth quarter the Company will continue to review its cost structure, continue with its divestment of the ultra clean processing business in addition to monitoring its options to improve the financial performance and sales strategy for patterning solution products. The divestment of the ultra clean product line may result in additional costs associated with the discontinued operations.

Quantitative and Qualitative Disclosure of Market Risk

      For the nine months September 30, 2003, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2002.

      Interest Rate Exposure

      Changes in interest rates could impact the Company's anticipated interest income earned on its cash balances. Although interest income could be impacted, the Company does not feel changes in interest rates, from their current levels, would have a material effect on the Company's financial results.

      Foreign Currency Exchange Rate Risk

      We transact business in various foreign currencies. Our primary foreign cash flows are generated in the countries of Asia and Europe. The principal currencies creating foreign exchange rate risk for the Company are the Euro, Swiss franc, and Japanese yen. The Company maintains a foreign currency exchange risk management strategy that uses derivative instruments, in the form of forward exchange contracts, to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and related purchase transactions, caused by currency exchange rate volatility. These contracts are designated as cash flow hedges and generally have durations of less than one year. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. This exposure arises in certain locations from the intercompany purchase of inventory in foreign currency for resale in local currency.

Enclosures

      Statements furnished under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, attached as Exhibit 32.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INFICON Holding AG


Date: November 14, 2003                By: /s/ Peter Maier
                                           -------------------------------------
                                       Name:  Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer